SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 01-12103

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Financial Corporation 401(k) Profit Sharing Plan

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Financial Corporation

Howard and Lameuse Avenues

Biloxi, Mississippi 39533

Peoples Financial Corporation 401(k) Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

To The Audit Committee of Peoples Financial Corporation

Peoples Financial Corporation 401(k) Profit Sharing Plan

Biloxi, Mississippi

We have audited the accompanying statements of net assets available for benefits of Peoples Financial Corporation 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Financial Corporation 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PORTER KEADLE MOORE, LLC

Atlanta, Georgia

June 20, 2012

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Cash	$3,383	$130,207

Investments at fair value:
Mutual funds	6,807,109	7,101,559
Peoples Financial Corporation Common stock	814,748	1,124,781
MetLife Stable Value Fund—Investment contract	6,244,125	5,570,124
MetLife Stable Value Fund—Wrap contract	58,095	39,485

Total investments	13,924,077	13,835,949
Contributions receivable	72,884	91

Total assets	14,000,344	13,966,247

Liabilities
Other		43,609

Total liabilities		43,609

Net assets reflecting all investments at fair value	14,000,344	13,922,638
Adjustment from fair value to contract value for fully-benefit responsive investment contract	(314,264)	(86,366)

Net assets available for benefits	$13,686,080	$13,836,272

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Additions to net assets
Investment loss:
Net change in fair value of investments	$(700,857)
Interest	4
Dividends	339,246

Total investment loss	(361,607)

Contributions:
Employer	302,265
Employees	530,217
Rollovers	5,438

Total contributions	837,920

Total additions	476,313

Deductions from net assets
Distributions paid to participants	626,369
Other expenses	136

Total deductions	626,505

Change in net assets available for benefits	(150,192)
Net assets available for benefits, beginning of year	13,836,272

Net assets available for benefits, end of year	$13,686,080

See Accompanying Notes to Financial Statements.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Notes to Financial Statements

NOTE A – DESCRIPTION OF PLAN

The following description of the Peoples Financial Corporation (the “Company”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the Plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer Contributions

A summary of employer contributions is as follows:

Company Matching Contributions: Contributions are determined solely by the Company’s Board of Directors. Contributions can be up to a dollar amount or percentage of included compensation that is uniformly determined by the Company for all eligible participants. In addition, the Company may make a discretionary matching contribution to all eligible participants that is allocated equally as a percentage of 401(k) deferrals that do not exceed a specific dollar amount or a percentage of included compensation that is uniformly determined by the Company. The matching contribution is allocated among the investment options according to each participant’s instructions.

Company Nonelective Contributions: Contributions are determined solely by the Company’s Board of Directors. The allocation for each eligible participant is a uniform percentage of included compensation. Qualified nonelective contributions will be allocated as a uniform percentage of included compensation to all eligible participants who are non-highly compensated employees. The Company nonelective contributions are allocated among the investment options according to each participant’s instructions.

Participant Accounts

Each participant will have separate accounts established to reflect the employee’s interest under the Plan. A summary of the possible accounts is as follows:

Employer Discretionary Matching Contribution Account:

This account is credited quarterly with the amount of the Employer Discretionary Matching Contribution allocable to the participant, and with the employee’s share of the net income (or loss) of the Plan. The employee’s interest in this account will always be 100% vested.

Employee Salary Reduction and Voluntary Contribution Account:

Each Participant’s account is credited with the participant’s contribution, allocations of the account’s earnings, and forfeitures of terminated participants’ non-vested accounts. A participant may authorize a contribution to the Plan on the employee’s behalf, a salary reduction contribution cannot exceed 80% of compensation. The employee’s interest in this account will always be 100% vested.

Company Nonelective Contribution Account:

This account is credited with discretionary employer contributions and allocation of plan earnings. The allocation for each eligible participant is a uniform percentage of included compensation. Funds contributed by the employer into this fund are allocated among the investment options according to each participant’s instructions. The Company nonelective contributions are vested under a six-year graded vesting schedule based on each employee’s length of service.

Employee Rollover Contribution Account:

This account is credited with any rollover contributions, if any, made to the Plan and with the employee’s share of net income (or loss) of the Plan. This account will always be 100% vested.

Merged Plan Asset Account:

This account is maintained for those participants who had account balances in the Gulf National Bank Profit Sharing Plan. This account is credited with the allocable net income (or loss) of the Plan. The employee’s interest in this account will always be 100% vested.

Payment of Benefits

Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.

Eligible participants are entitled to receive required minimum distributions in annual installments.

The Plan also allows for certain hardship withdrawals of elective deferrals.

Upon termination of employment, amounts not vested will be forfeited with such forfeitures being allocated to the accounts of the remaining active participants in the same proportion that the compensation of each participant bears to the total compensation of all active participants during the year.

There were no forfeitures during the year ended December 31, 2011 or as of December 31, 2011.

Participant Loans

Participant loans are not permitted by the Plan.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

New Accounting Pronouncements

There were no new accounting pronouncements issued which are applicable to the Plan.

Investment Valuation

The Plan has invested in the MetLife Stable Value Fund, a group trust which is a holder of a Met Managed Guaranteed Interest Contract (“GIC”). The investment contract is stated at fair value and is adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits. As described in Accounting Standards Codification (“ASC”) Topic 962, “Defined Contribution Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the ASC, the Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan’s investments in mutual funds and Company common stock are recorded at fair value as determined by the closing price on actively traded markets. Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net change in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments to participants are recorded upon approval to be distributed.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE C – PARTICIPANTS’ INVESTMENTS

All investments are held by Fidelity Investments in an account managed by 401(k) Plus, Inc., the administrator of the Plan. Investments representing more than 5% of net assets are as follows:

December 31,	2011	2010
GIC—Group Annuity Contract:
MetLife Stable Value Fund	$6,302,220	$5,609,609
Registered investment companies (Mutual Funds):
Fidelity Spartan U.S. Equity Index Fund		675,226
BlackRock U.S. Opportunities Fund	1,129,967	1,267,958
PIMCO Investments	1,344,095	1,211,332
T. Rowe Price New American Growth Fund	931,894	963,450
Investment in common stock:
Peoples Financial Corporation, common stock	814,748	1,124,781

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2011.

Mutual funds: Valued at the closing price reported on the active market on which the funds are traded.

Common stock: Valued at the closing price reported on the active market on which individual securities are traded.

Guaranteed investment contract: The investment contract is valued at the fluctuating value of the separate account assets backing the contract and the wrap contract is valued based on the wrap contract fees provided by the insurance company.

Financial assets and liabilities reported at fair value at each reporting date are classified and disclosed in one of the following categories: Level 1 – Quoted market prices in active markets for identical assets or liabilities, Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data, or Level 3 – Unobservable inputs that are not corroborated by market data.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The balance of investments which are measured at fair value on a recurring basis, by level within the fair value hierarchy, as of December 31, 2011 and 2010 are as follows:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2		Level 3		Total
Mutual funds:
Foreign Large Blend	$379,290	$		$		$379,290
Global Real Estate	167,372					167,372
Intermediate-Term Bond	1,344,095					1,344,095
Large Blend	900,028					900,028
Large Growth	931,894					931,894
Mid-Cap Growth	1,129,967					1,129,967
Small Growth	254,898					254,898
Mid-Cap Value	284,307					284,307
Large Value	47,348					47,348
Moderate Allocation	254,517					254,517
Small Blend	108,367					108,367
Target Date Series	764,984					764,984
World Stock	240,042					240,042

Total	6,807,109					6,807,109
Company common stock	814,748					814,748
Guaranteed investment contract			6,244,125		58,095	6,302,220

	$7,621,857		$6,244,125		$58,095	$13,924,077

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2		Level 3		Total
Mutual funds:
Foreign Large Blend	$442,737	$		$		$442,737
Global Real Estate	194,028					194,028
Intermediate-Term Bond	1,211,332					1,211,332
Large Blend	929,796					929,796
Large Growth	963,450					963,450
Mid-Cap Growth	1,508,875					1,508,875
Mid-Cap Value	332,256					332,256
Large Value	7,887					7,887
Moderate Allocation	224,910					224,910
Small Blend	117,488					117,488
Target Date Series	841,438					841,438
World Stock	327,362					327,362

Total	7,101,559					7,101,559
Company common stock	1,124,781					1,124,781
Guaranteed investment contract			5,570,124		39,485	5,609,609

	$8,226,340		$5,570,124		$39,485	$13,835,949

The following table sets forth a summary of changes in the fair value of the Wrap contract, the Plan’s only Level 3 asset, for the year ended December 31, 2011 and 2010:

	2011	2010
Fair Value, beginning of year	$39,485	$35,726
Unrealized gain relating to instruments still held at the reporting date	18,610	3,759

Fair Value, end of year	$58,095	$39,485

During the year ended December 31, 2011, the Plan’s investments depreciated in fair value and realized losses on sales as follows:

Mutual funds	$(326,912)
Peoples Financial Corporation common stock	(373,945)

Total	$(700,857)

NOTE D – METLIFE STABLE VALUE FUND

The MetLife Stable Value Fund (the “Fund”) is fully-benefit responsive. The average yield and crediting interest rates for such investments were 8.69% and 2.95%, respectively, for 2011 and 8.97% and 2.95%, respectively, for 2010. The average yield credited to participants was 4.12% and 3.73% for 2011 and 2010, respectively. These investments were rated Aa3 and AA- at December 31, 2011.

In a Met Managed GIC, the assets are invested in a MetLife separate account. MetLife guarantees principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. The credited rate resets quarterly and has a minimum interest rate of 0%. MetLife resets the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the Fund’s investments. Participants receive the principal and accrued earnings credited to their accounts upon withdrawal for allowed events. These events include transfers to other investment options, and payments due to retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

The Plan may terminate its participation in the contract at any time. If it chooses to do so, the Plan will receive the lesser of the guaranteed or market value.

The sensitivity of an increase or decrease in the Fund’s market yield, with no other change in the duration of the underlying portfolio and no contributions or withdrawals, on the weighted average crediting rate for 2011 and for each quarter in 2012 is as follows:

	Actual 12/31/2011	Projected 3/31/2012	Projected 6/30/2012	Projected 9/30/2012	Projected 12/31/2012
Increase of 50%	3.53%	3.56%	3.59%	3.63%	3.66%
Increase of 25%	3.53%	3.53%	3.53%	3.53%	3.53%
Decrease of 50%	3.53%	3.43%	3.33%	3.24%	3.15%
Decrease of 25%	3.53%	3.46%	3.40%	3.34%	3.28%

The sensitivity of an increase or decrease in the Fund’s market yield, with no change in the duration of the underlying portfolio, no contributions and the immediate withdrawal of 10% of the fund, on the weighted average crediting rate for 2011 and for each quarter in 2012 is as follows:

	Actual 12/31/2011	Projected 3/31/2012	Projected 6/30/2012	Projected 9/30/2012	Projected 12/31/2012
Increase of 50%	3.53%	3.48%	3.51%	3.55%	3.58%
Increase of 25%	3.53%	3.52%	3.52%	3.53%	3.53%
Decrease of 50%	3.53%	3.65%	3.54%	3.44%	3.35%
Decrease of 25%	3.53%	3.61%	3.54%	3.47%	3.41%

NOTE E – PARTY-IN-INTEREST TRANSACTIONS

Common stock of the Company, the Plan sponsor, is available as one of the investment options for participants to choose from. The Plan purchased $73,369 (5,499 shares) and sold $9,457 (668 shares) of the Company’s common stock during the year ended December 31, 2011. Shares held by the Plan at December 31, 2011 and 2010 had a market value of $814,748 and $1,124,781, respectively. In 2011, the Plan received cash dividends of $13,514 from its investment in Company stock.

Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan Sponsor, serves as trustee of the Plan. The participants in the Plan direct the investment of their accounts.

NOTE F – CONCENTRATION OF MARKET RISK

The Plan has invested a significant portion of its assets in the Company’s common stock, which approximates 6% of the Plan’s net assets available for benefits as of December 31, 2011. As a result of the concentration, any significant decline in market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.

NOTE G – COST OF PLAN ADMINISTRATION

The Company absorbs the cost of plan administration. These costs were $5,082 and $4,749 for the years ended December 31, 2011 and 2010, respectively.

NOTE H – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE I – TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated January 31, 2006, stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.

Peoples Financial Corporation 401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	Identity of issuer or similar party (b)	Description of assets ( c)	Cost (d)	Fair Value (e)
		GIC-Group Annuity Contracts:
	Metropolitan Life Insurance Co.	MetLife Stable Value Fund -37,297 shares	N/A	$6,302,220
		Registered investment companies (Mutual Funds):
	Gabelli Equity Investments	Gabelli Equity Investment Fund - 2,314 shares	N/A	47,348
	Fidelity Investments	Fidelity Spartan U.S. Equity Index Fund -14,961 shares	N/A	665,604
	American Funds	American Funds Europacific Growth Fund -10,987shares	N/A	379,290
	First Pacific Advisors	FPA Crescent Fund - 9,504 shares	N/A	254,517
	T. Rowe Price Funds	T. Rowe Price Mid Cap Value Fund - 13,341 shares	N/A	284,307
	PIMCO Investments	PIMCO Investment Grade Corporate Fund -129,864 shares	N/A	1,344,095
	Third Avenue Funds	Third Avenue Real Estate Value Fund- 8,245 shares	N/A	167,372
	American Century	LIVESTRONG 2015 Portfolio Fund - 19,826 shares	N/A	227,804
	American Century	LIVESTRONG 2025 Portfolio Fund - 33,004 shares	N/A	382,845
	American Century	LIVESTRONG 2035 Portfolio Fund - 13,013 shares	N/A	154,335
	Gamco Investors	Gamco Westwood Fund - 6,907 shares	N/A	108,367
	BlackRock	BlackRock U.S. Opportunities Portfolio Fund -35,702 shares	N/A	1,129,967
	T. Rowe Price Funds	T. Rowe Price New American Growth Fund - 29,296 shares	N/A	931,894
	Templeton Global	Templeton Global Smaller Comp Fund - 41,033 shares	N/A	240,042
	Janus Triton	Janus Triton Fund - 15,783 shares	N/A	254,898
	Gabelli Asset	Gabelli Asset Investment Fund - 4,925 shares	N/A	234,424
		Investment in common stock:
*	Peoples Financial Corporation	Common Stock - 79,025 shares	N/A	814,748

		Total		$13,924,077

*	Represents party-in-interest

N/A Due to Plan being fully participant directed, such values are not required.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation 401(k) Profit Sharing Plan
Name of Plan

/s/ Thomas H. Wicks

The Asset Management and Trust Division of The Peoples
Bank, Biloxi, Mississippi; Trustee
By: Thomas H. Wicks, Trust Officer,
The Peoples Bank, Biloxi, Mississippi

June 20, 2012

Date